# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETFis Series Trust I, CIK 0001559109
CUSIP: 26923G707
Title of class of securities: EXCHANGE TRADED PRODUCT
Address of issuer's principal executive offices: 31 WEST 52ND STREET, 16TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 02/05/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005383
Filed by CIK 0001875525

## Reporting persons
- STRATEGIC PLANNING GROUP, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Utah (UT); sole voting power 0; shared voting power 0; sole dispositive power 5,769.57; shared dispositive power 0; aggregate amount beneficially owned 5,769.57 (0% of the class)

## Item 1. Issuer
Name of issuer: ETFis Series Trust I
Address of issuer's principal executive offices:
31 WEST 52ND STREET, 16TH FLOOR, NEW YORK, NEW YORK
10019

## Item 2. Person Filing
Name of person filing: STRATEGIC PLANNING GROUP, LLC
Address of principal business office or, if none, residence:
190 South Main Street
Bountiful, Utah
84010
Citizenship: STRATEGIC PLANNING GROUP, LLC - UTAH

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,769.6
Percent of class: -1
Sole power to vote or to direct the vote: STRATEGIC PLANNING GROUP, LLC - 0
Shared power to vote or to direct the vote: STRATEGIC PLANNING GROUP, LLC - 0
Sole power to dispose or to direct the disposition: STRATEGIC PLANNING GROUP, LLC - 5,769.6
Shared power to dispose or to direct the disposition: STRATEGIC PLANNING GROUP, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- STRATEGIC PLANNING GROUP, LLC: William Jeffrey Draper, CCO (12/10/2025)